
March 9, 2011

Mr. Cheung Ming, Chief Executive Officer
Studio II Brands, Inc.
16F/Honest Motors Building
9-11 Leighton Road
Causeway Bay, Hong Kong

> **Re: Studio II Brands, Inc.**
> **Form 8-K**
> **Filed February 10, 2011**
> **File No. 000-50000**

Dear Mr. Ming:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, filed February 10, 2011

Entry into a Material Definitive Agreement, page 3

1.   Describe any material relationship between Studio II Brands or its affiliates and Hippo Lace Limited, Legend Sun Limited and their affiliates other than in respect to the share exchange agreement.

2.   We note your statement that the exchange agreement "does not purport to be complete …." Revise to address the material terms of the Share Agreement.

The Share Exchange Transaction, page 4

3.   Advise us who purchased the 5,862,500 shares for cash on November 19, 2010 and address any relationship they have with the company. We may have further comment.

4.   We note that the shareholders of the operating company HLL were issued 2,291,100 shares, approximately 20 % of the company, while the shareholders of the shell company retained 9,608176 shares, approximately 80% of the company, as a result of the share exchange. Revise to clarify whether any other consideration was given to the shareholders of HLL.

5.   Advise us how the valuations of the companies were determined in connection with the share exchange.

Description of Business, page 4

6.   Please provide a more detailed discussion of your business, as required by Item 101(h)(4)(i) of Regulation S-K. In this regard, we note your website, www.caffekenon.com, discusses the ability to accommodate private parties up to 50 people, food service which could be by menu items or buffet. Include in your discussion how long Legend Sun has been in business, the events held at the properties and the extent of your food and beverage menu. When discussing your food and beverage menus, please distinguish between the "caffe kenon bistro" and "caffe kenon" links on your website.

7.   Please revise to clarify that the company is a franchisee of Café Centro and Sizegenic Holdings Limited.   Also clarify that the two additional Caffe Kenons located in Hong Kong and Beijing are subfranchises.

Future Plan of Operations, page 6

8.   We note you indicate in your corporate history section that you intend on focusing your business operations exclusively on the operations of HLL. We also note your statement that "we also plan to search investment opportunities in different potential business segments at level of manufacturing, wholesale and retail." Please revise to clarify your future plan of operations.

Facilities, page 6

9.   We note your disclosure that you maintain a mailing address provided by an officer/shareholder without charge. Please revise to more specifically discuss this arrangement. Include in your discussion the name of the officer/shareholder, whether this agreement is oral or in writing, and the material terms of the agreement. In addition, please describe the property in more detail and discuss the activities for which the property is used. See Item 102 of Regulation S-K.

10.   Please revise your disclosure to clarify when the lease for your owned restaurant commenced. We note the term is five years. Please also discuss with more specificity the material terms of the lease such as termination. Finally, confirm that all material agreements have been included with your filing as required by Item 601 of Regulation S-K or revise.

11.   Please discuss in greater detail the leased franchise locations. Include in your discussion the adequacy and suitability the properties.

12.   Please revise to discuss the steps you take to assist your franchisees in finding acceptable franchise locations.

Franchise Agreements, page 6

13.   Revise to address the material terms of the franchise agreement between the company and Sizegenic Holdings Limited.

14.   We note your franchise agreements with Sino Wish Limited and Beijing Kenon Bistro. Please revise to disclose the material terms of those agreements. Discuss, among other terms, length of term, termination rights of the parties and management and franchise fees received.

Competition, page 7

15.   Please revise to address the company's competitive position in the industry.

Suppliers and Raw Materials, page 7

16.   Please revise to expand your discussion regarding your suppliers and raw materials. Include in your discussion, among other things, the names of any principle suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Employees, page 7

17.   Please revise to disclose the number of full-time employees in addition to the number of total employees. See Item 101(h)(4)(xii) of Regulation S-K.

Intellectual Property, page 7

18.   Revise to more specifically discuss, including duration of, any intellectual property rights you own or have been authorized to use.

Government Regulation, page 7

19.   Revise to more specifically discuss the effect of existing or probable government regulations on your business. See Items 101(h)(4)(viii) and (ix) of Regulation S-K. In this regard, we note your disclosure that your business is subject to national and local laws and regulations but do not specify what those laws and regulations are or the effect they have on your business.

20.   Revise your disclosure to specifically address the effect of Chinese laws and regulations regarding the company's corporate structure, foreign ownership, and any governmental approvals needed.

Risk Factors, page 7

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

21.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

22.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

23. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    a. what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    b. what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    c. the nature of his or her contractual or other relationship to you;
    d. whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    e. about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

24. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    a. the name and address of the accounting firm or organization;
    b. the qualifications of their employees who perform the services for your company;
    c. how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    d. how many hours they spent last year performing these services for you; and
    e. the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

25. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

    a. why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    b. how many hours they spent last year performing these services for you; and
    c. the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

26.   We note on page 25 of your March 31, 2010 Form 10-K that the Company does not have an Audit Committee or a financial expert serving on an Audit Committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Market for Registrant's Common Stock, page 10

27.   Please revise to provide the disclosure required by Item 201(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

28.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. Include a more specific discussion of your plan for expansion, as stated on page 6, Future Plan of Operations, addressing any known dates and locations.

29.   Revise the discussion in its entirety to explain the reasons for the changes in income statement line items for the annual financial statements and for the interim financial statements. If there are multiple reasons for these changes, please identify and quantify (to the extent practicable) each causal factor. You should also provide a discussion of liquidity that describes and clarifies the major items disclosed in the statement of cash flows. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

30.   We note that your website indicates that the company plans to run a coffee farm. Please revise to address the company's plans.

Background, page 11

31.   Indicate the amount of consideration paid in connection with the acquisition of Legend Sun. Additionally, address any relationship between HLL and Sizegenic Holdings Limited prior to the acquisition.

Results of Operations, page 11

32.   We note your net income for the six months ended September 30, 2010 was $3,718 and that net income for December 11, 2009 through March 2010 was $12,271. Please discuss why a time period approximately half as long as another generated three times the income.

Liquidity and Capital Resources, page 12

33.   Please expand your discussion on company liquidity. Include in that discussion, among other details, the material terms of the Shareholder Loan Agreement, internal and external sources of liquidity, and any material unused sources of liquid assets. See Item 303(a)(1) of Regulation S-K.

34.   We note that you anticipate existing cash and cash equivalents on hand, along with net cash flows generated from business activities will be sufficient to meet working capital requirements. We further note a net decrease in cash equivalents for the six months ended September 30, 2010. Please provide a more detailed discussion on how the company anticipates its working capital requirements will be met with its existing cash equivalents and cash flows generated from business activities. Also address how long the company can meet its working capital requirements with its current assets. Finally, please revise to indicate the company's current amount of working capital.

35.   Please provide the information required by Item 303(a)(2) of Regulation S-K or advise. We may have further comment.

Off-Balance Sheet Arrangements

36.   Please provide the information required by Item 303(a)(4) of Regulation S-K or advise. We may have further comment.

Management, page 13

37.   Please revise each director's background to discuss the "specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director" for the company. See Item 401(e) of Regulation S-K.

38.   Please revise the background information for each director and executive officer to provide employment titles and beginning and end dates for each employment discussed and/or directorship. For instance, please revise to clarify how long Mr. Ming has been Chief Executive Officer of the company and of Hengli & Liqi Furniture Limited (Hengli) and how long Mr. Sing has been Director of the company and Vice President of Hengli. Also, please revise to clarify Mr. Joiner's relationship to the company as his background information does not state that he is Secretary and Director for the company, as disclosed elsewhere in your filing. See Items 401(a), (b) and (e) of Regulation S-K.

39.   Please revise to provide the information required by Item 407(a) of Regulation S-K. In this regard, we note there is no discussion of director independence.

Conflicts of Interest, page 14

40.   We note your discussion on conflicts of interest and your statement that conflicts of interest exist. Please revise to provide the information required by Item 404 of Regulation S-K.

41.   Please disclose the information found in related party transaction section of your financial statements in this section. The $196,266 and $8,812 values for March 31, 2010 and $202,684 and $14,558 values for September 30, 2010 appear to meet the one percent threshold set forth in Item 404(d) of Regulation S-K.

Executive Compensation, page 15

42.   We note, generally, that no compensation is paid to officers and directors. To the extent this has or will change as a result of the reverse merger with a public company, clearly discuss the material changes.

Security Ownership of Certain Beneficial Owners and Management, page 15

43.   We note your reference to footnote 1 in the beneficial ownership table. Please revise to provide the information in footnote 1.

Description of Registrant's Securities

44.   Please revise to provide the information required by Item 202 of Regulation S-K.

Unregistered Sales of Equity Securities, page 16

45.   We also note your reliance upon Section 4(2) and Regulation S to exempt the noted transactions from registration. Indicate the facts and circumstances relied upon to make the exemptions available for each of these transactions.

Exhibits

46.   We note that you have not filed all exhibits required by Item 601 of Regulation S-K. For instance, you did not include as your exhibits hereto, a copy of your articles of incorporation or bylaws, and any amendments thereto, and the subsidiaries of the registrant.

47.   Please file executed exhibits 2.1 and 10.1-10.7, rather than the form of the agreement.

Exhibit 99.1

Predecessor Financial Statements

48.   We note that Hippo Lace Limited was formed on December 11, 2009 and that it acquired Legend Sun from Sizegenic on February 24, 2010. We note that you have presented financial statements of Hippo Lace Limited beginning from the date of its formation; however, it appears that Legend Sun operated as a subsidiary of Sizegenic during periods prior to the formation of Hippo Lace Limited. If this is true, you must present financial statements of Legend Sun for a sufficient number of periods such that the two year requirement of Article 8 of Regulation S-X is met on a combined basis for Hippo Lace and Legend Sun. For example, if Legend Sun's fiscal year-end was March 31, you should provide an audited balance sheet as of March 31, 2009 and audited statements of operations, cash flow, and stockholders' equity for the year ended March 31, 2009 and for the period from April 1, 2009 to December 10, 2009 for Legend Sun. Since Legend Sun was a wholly-owned subsidiary, please make sure its financial statements include all intercompany transactions with its parent as well as all costs of doing business including costs incurred on its behalf by its parent, Sizegenic. Refer to Staff Accounting Bulletin Topic 1.B.1.

Hippo Lace Limited

Audited Consolidated Financial Statements for the Period from December 11, 2009 (Inception) to March 31, 2010

Consolidated Statements of Income and Comprehensive Income, page 3

49.   Please tell us the nature of the costs that are included in cost of sales. Also tell us and revise to disclose (either on the face of the income statement or in a footnote) the nature and amount of the expenses classified as administrative and general expenses.

50.   Tell us and revise to explain the nature of Other Income of $61,635 for the period from December 11, 2009 (Inception) to March 31, 2010. An explanatory footnote should also describe your method of recognizing income for this item and also explain the nature of Other Expenses.

Consolidated Statement of Cash Flows, page 5

51.   We note the security deposits of $41,077 on your March 31, 2010 balance sheet. Please tell us the line item on the statement of cash flows where your payments for security deposits are included. Also tell us what your proceeds from security deposits of $3,488 represent and explain to us why you classify security deposits as an investing activity.

52.   We note your proceeds from related party of $7,528 and $5,746 for the period from December 11, 2009 (Inception) to March 31, 2010 and for the six months ended September 30, 2010, respectively. Please explain to us why you classify proceeds from related party as an investing activity.

Notes to Consolidated Financial Statements, page 7

Note 2. Summary of Significant Accounting Policies, page 7

(g) Other receivables, page 8

53.   We note that other receivables mainly consist of consultancy services income receivables. Please disclose the amount of consultancy services income that you recognized for each period presented, and revise to disclose your revenue recognition policy for consultancy services income.

(n) Other comprehensive income, page 10

54.   We note that you may have foreign currency translation adjustments as the result of different functional and reporting currencies as disclosed in Note 2(a)-Basis of presentation. Tell us why your financial statements do not reflect foreign currency translation adjustments and comprehensive income or revise to provide this information.

(q) Segment information, page 11

55.   You disclose that all incomes are derived from the provision of catering services and that you have one operating segment. It appears that this segment includes both company-owned operations and franchised operations. Please tell us how you analyzed the criteria contained in FASB ASC 280-10-50-11 and FASB ASC 280-10-50-12 in reaching your conclusion. In that regard, it appears that your company owned operations and subfranchise operations may have dissimilar economic characteristics.

Note 3. Business Acquisition, page 12

56.   We note that your purchase price allocation includes other current assets of $48,959 and current liabilities of $43,924. Please revise to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, as required by FASB ASC 805-20-50-1(c). In this regard, disclose the individual components that comprise these two balances.

57.   Identify the stockholders or owners of Sizegenic at the time of the sale of Legend Sun to Hippo Lace and also provide the percentage of stock held in Sizegenic by each owner if there are multiple owners. Explain to us the nature of any relationship that Gu Yao had with Sizegenic or any of its owners immediately prior to the Legend Sun sale.

58.   Explain to us the nature of the relationship that Cheung Ming had with Sizegenic and Hippo Lace and or the owners of these entities.

59.   You disclose in the notes to the financial statements that Gu Yao was the sole shareholder of Hippo Lace; however, you also disclose on page 16 that Studio II Brands issued shares to the shareholders of Hippo Lace. Please reconcile this apparent discrepancy or identify the remaining shareholders of Hippo Lace immediately prior to the merger with Studio II Brands and the percentage ownership held by each shareholder.

60.   We note that the source of the cash consideration for acquiring Legend Sun was advanced by Gu Yao. Please tell us what relation, if any, the information contained in Schedule 2 of Exhibit 10.1 bears to the purchase price of Legend Sun and its composition.

61.   We note that the Company issued 2,291,100 shares of its common stock to stockholders of HLL, which amounted to $218,676 or approximately $0.9 per share, to acquire all of the issued and outstanding shares of common stock in HLL on February 10, 2011. We further note on page 16 of Form 8-K that on November 19, 2010 the Company issued a total of 5,862,500 shares of its previously unissued shares of common stock to a total of 21 persons for cash consideration of $5,862.50, or $0.001 per share. Please revise to disclose the method of determining the fair value of the equity interests issued as consideration for HLL, as required by FASB ASC 805-30-50-1(b)(4). Also address in your response how you considered the November 19, 2010 equity transactions with third parties when determining the fair value, and explain to us the significant difference between the per share price in two transactions.

Exhibit 99.2

Predecessor Financial Statements

62.   Revise to present interim statements of operations and cash flow of Legend Sun for the six months ended September 30, 2009.

Hippo Lace Limited

Unaudited Consolidated Financial Statements for the Six Months Ended September 30, 2010

Notes to Consolidated Financial Statements (Unaudited), page 6

Note 2. Summary of Significant Accounting Policies, page 6

(f) Accounts receivables, page 7

63.   We note that the balance of accounts receivable is shown net of allowance for doubtful accounts. Please disclose the amount of allowance recorded at September 30, 2010. Also tell us if the due from related party balance is shown net of an allowance for doubtful accounts and, if so, also disclose that allowance recorded at September 30, 2010.

Note 8. Sales, page 12

64.   We note you have recognized franchise fee income of $22,152 during the interim period. Please explain to us the specific nature of this fee, e.g., revenue from an individual franchise sale(s), and also tell us how you have analyzed FASB ASC 952-605-25 in concluding that the material services or conditions have been performed thereby enabling the fee to be recognized as revenue. Please also tell us and revise to disclose how you account for subfranchise fees due to Sizegenic, and where those expenses are classified in the income statement.

Note 9. Franchise Agreements, page 13

65.   We note the management fee equal to 10 percent of the subfranchisees monthly net income that you earn under your subfranchise agreements with Sino Wish and BJ Kenon. Please tell us the amount of management fee income earned during the six months ended September 30, 2010 and tell us where this amount is recorded in your financial statements.

Note 12. Related Party Transactions, page 15

66.   We note the amounts due from and due to related parties at September 30, 2010 and March 31, 2010 under your franchise and subfranchise agreements. Please revise to provide all related party disclosures required by FASB ASC 850-10-50-1, including a description of the transactions and the dollar amounts of such transactions for each of the periods for which you present an income statement.

67.   We note your disclosure that your subfranchisee, BJ Kenon, is under common control of Gu Yao. Please further explain to us this statement, and tell us if Sino Wish is also under common control of either Gu Yao or Cheung Ming. In addition, tell us how you considered the guidance in FASB ASC 810 to determine whether you should consolidate either BJ Kenon or Sino Wish and provide us with your analysis to support your conclusion.

68.   We note the $14,558 and $8,812 balances due to Sizegenic at September 30, 2010 and March 31, 2010, respectively, and your disclosure in the footnotes to the March 31, 2010 financial statements (Ex. 99.1, page 15) that these represent franchise fee expenses, and are interest-free, unsecured and without fixed repayment terms. We further note in the franchise agreement (Ex. 10.3) that the franchise fee was due and payable within 10 days from signing the agreement dated February 10, 2010, and the monthly management fee is due by the 10th of the following month or on such other date as the Franchisor consents in writing. Please tell us if this amount represents the franchise fee or management fee due to Sizegenic, and reconcile your footnote disclosure to the respective due dates in the underlying franchise agreement.

Exhibit 99.5

Unaudited Pro Forma Consolidated Financial Statements

69.   Please tell us how you accounted for the February 10, 2011 acquisition of HLL (e.g. business combination, reverse recapitalization or common control transaction), explain to us the basis for your conclusion, and reference the literature that supports your conclusion. You disclose you consolidated Hippo Lace in accordance with FASB ASC 810 but that guidance does not address the accounting for mergers. Please revise as applicable.

70.   The pro forma adjustments are not consistent with an appropriate method of accounting for this transaction. Revise the pro forma adjustments such that they accurately reflect the accounting for the merger between Studio II Brands and Hippo Lace. For example, if the merger was appropriately accounted for as a business combination, a new purchase allocation must be established for Hippo Lace and the preexisting goodwill must be eliminated.

71.   Please revise your pro forma financial statements to provide pro forma per share data, including the number of shares used to compute the per share data.

72.   We note on page 16 of your Form 8-K that you issued 5,862,500 shares of common stock in your November 19, 2010 private placement transaction. We believe that disclosure of pro forma information for this transaction would be material to investors and should be presented pursuant to Rule 8-05 of Regulation S-X. Please revise to provide pro forma information for this transaction and consider the guidance in Article 11 of Regulation S-X when preparing this information.

Form 10-K, filed June 29, 2010

73.   Please confirm in future filings that, in addition to being signed by the company's principal executive officer and principal financial officer, the report will be signed by the company's principal accounting officer. See Form 10-K, General Instructions D(2)(a).

Form 10-Q/A for the period ended December 31, 2010

Unregistered Sales of Equity Securities and Use of Proceeds, page 17

74.   We note that you indicate "None" in response to providing the information required by Item 701 of Regulation S-K. We note your financial statements indicate that the company issued 5,862,500 shares for cash on November 19, 2010. Please revise to provide the information required by Item 701 of Regulation S-K. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cheung Ming
Studio II Brands, Inc.
March 9, 2011
Page 15

        You may contact John Archfield at (202) 551-3315 or Tia Jenkins at (202) 551-3871 if
you have questions regarding comments on the financial statements and related matters. Please
contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other
questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director